North America Structured Investments

4yNC1y Auto Callable Contingent Interest Notes Linked to to the S&P GSCI Crude Oil Index Excess Return

J.P.Morgan

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000.00
Index:	S&P GSCI™ Crude Oil Index Excess Return (Bloomberg ticker: SPGCCLP)
Pricing Date:	March 16, 2016
Final Review Date:	March 17, 2020
Maturity Date:	March 20, 2020
Review Dates:	June 16, 2016, September 15, 2016, December 15, 2016, March 23, 2017, June 15, 2017, September 15, 2017, December 14, 2017, March 15, 2018, June 15, 2018, September 17, 2018, December 14, 2018, March 15, 2019, June 17, 2019, September 17, 2019, December 16, 2019 and March 17, 2020 (the final Review Date)
Contingent Interest Payment:	[10.00% - 12.00%]* per annum, paid quarterly at a rate of between 2.50% and 3.00%* quarterly, if applicable)
Interest Barrier / Trigger Level:	60% of the Initial Index Level
Trigger Event:	A Trigger Event occurs if the Ending Index Level is less than the Trigger Level
Index Return:	(Ending Index Level - Initial Index Level) / Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The closing level of the Index on the Final Review Date
CUSIP:	48128GQP8
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48128GQP8/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Certain Product Characteristics

Automatic Call

If the closing level of the Index on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to the Initial Index. Level, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

Payment at Maturity

If the notes have not been automatically called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date. If the notes have not been automatically called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return)

If the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 40% of your principal amount at maturity and could lose up to the entire principal amount of your notes at maturity.

You may lose some or all of your principal at maturity and may not receive any contingent interest payments. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Hypothetical Returns**

	Payment at Maturity (10.00% per annum Contingent Interest Rate)	Payment at Maturity
Index Return	If a Trigger Event Has Not Occurred	If a Trigger Event Has Occurred
60.00%	$1,025.00	N/A
40.00%	$1,025.00	N/A
20.00%	$1,025.00	N/A
5.00%	$1,025.00	N/A
0.00%	$1,025.00	N/A
-5.00%	$1,025.00	N/A
-20.00%	$1,025.00	N/A
-40.00%	$1,025.00	N/A
-40.01%	N/A	$599.90
-60.00%	N/A	$400.00
-80.00%	N/A	$200.00

This table does not demonstrate how your coupon payments can vary over the term of your securities.

Contingent Interest

*If the notes have not been automatically called and the closing level of the index on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to between $25.00 and $30.00 (equivalent to an interest rate of between 10.00% and 12.00% per annum, payable at a rate of between 2.50% and 3.00% per quarter).

**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks. •Your investment in the notes may result in the loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase & Co. (JPMC). •The notes do not guarantee the payment of interest and may not pay interest at all. •The appreciation potential of the notes is limited and you will not participate in any appreciation of the Index. •The benefit provided by the Trigger Level may terminate on the final Review Date. •If the notes are automatically called early, there is no guarantee you will be able to reinvest the proceeds for a comparable return. . •We may accelerate your notes if a commodity hedging disruption occurs. •Commodity futures contracts are subject to uncertain legal and regulatory regimes, high and unpredictable price volatility, market disruptions and changes in margin requirements, all of which may adversely affect the value of the notes. •The index is an excess return index and may be more volatile and susceptible to price fluctuations than a broad-based commodity index. Selected Risks (continued) •JPMS’ estimated value does not represent future values and may differ from others’ estimates. •JPMS’ estimated value is less than the original issue price (price to public) of the notes. • The notes’ value which may be reflected in customer account statements may be higher than JPMS’ then current estimated value. • JPMS’ estimated value is not determined by reference to our credit spreads for our conventional fixed rate debt. • Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. •The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable preliminary pricing supplement for additional information. Additional Information SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free writing prospectus filed pursuant to Rule 433; Registration Statement 333--199966 4yNC1y Auto Callable Contingent Interest Notes Linked to to the S&P GSCI Crude Oil Index Excess Return North America Structured Investments